ALLIED GOLD LIMITED
ACN 104 855 067

23 April 2007

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 31 MARCH 2007

HIGHLIGHTS

- First gold production from the company's 100% owned Simberi Oxide Project remains on track for October 2007. Allied Gold has spent AUD$40.93 million and committed AUD$55.41 million to the project thus far, representing 49% and 67% respectively of the total capital expenditure budget.

- Significant results were received from drilling on the Monun Creek prospect, in the valley approximately midway between the Sorowar and Pigiput deposits. Best results included:

  - 13m at 4.20 g/t gold from surface, including 1m at 11.35 g/t from 8m, in drill hole MN001

  - 6m at 4.78 g/t gold from 143m, also in MN001

  - 9m at 6.52 g/t gold from 104m, in RC1391DD

- The above outlined drill results indicate that Monun Creek most likely represents a southern extension of the Sorowar deposit, Simberi's largest single deposit with a total resource of 1.258 million ounces and ore reserves of 546,000 ounces of gold. The strike extension is in the order of 250 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres.

- Significant drill results were also received from follow up drilling of the Pigicow prospect. Best results from this program included:

  - 16m at 2.35 g/t gold from surface, including 11m at 3.21 g/t from surface, in PC004

  - 12m at 2.67 g/t gold from 14m, as part of a broader 61m at 1.24 g/t from surface, in PC005

- Allied raised AUD$13.056 million through a share placement at 32 cents per share and has applied the funds to purchasing its own drill rigs and to enhance its exploration efforts on the Tabar Islands Group, offshore Papua New Guinea. Two drill rigs have already been purchased and should arrive on site from May, to on/or before, the end of June 2007.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional CIL (carbon-in-leach) processing facility.

Allied has current total Oxide / Sulphide Resources of 2,389,000 ounces of gold including 783,000 ounces of oxide and transitional gold reserves and mineral resources within designed pits. The project is fully permitted and has the support of local landowner groups and Government.

The project development remains on schedule for project delivery in the second half of 2007, with the first gold pour currently scheduled for October 2007. Some delays have been experienced due to inclement weather conditions and difficulties in obtaining work permits and visas for the workforce of the structural and mechanical installation contractor. The bulk of the concrete works associated with the scrubber, ball mill and leach tank areas have been completed and all materials for the Deep Sea Tailings Placement have been ordered.

Construction activities remain focused on completing the accommodation and site administration and process buildings and remaining civil works associated with the plant reagents, elution, gold room, and run-of-mine (ROM) wall. These activities are expected to continue through April in preparation for the main structural and mechanical installation contractor mobilising to site.



Figure 1 – ROM wall construction

Mining activities and road access construction continues to be hampered by heavy seasonal rainfall which is expected to cease around the end of April. Construction of the aerial ropeway will not commence until mid July which will place it approximately one month behind schedule. It is expected to have it operational by mid January which will not affect ore supply to the process plant.



Figure 2 – Ropecon 2 tower foundations

The company-owned MV Lady Geraldine commenced operations at the end of March and is now completing regular voyages from Lae to Simberi. As a consequence of this, the logistics supply program to Simberi is on schedule with all materials and equipment expected to be on site when required for construction and assembly.

Earthworks around the plant site continue towards completion but have been affected by rain. Process plant civil works are 49% complete. Accommodation construction is 95% complete with all but two blocks handed over. Construction of the wharf experienced delays due to delays in delivery of reinforcing steel and is expected to be completed by mid April and will be able to be used by the end of April. The overall process plant design work is 92% complete and procurement is 80% complete with the major packages and long lead items 86% complete.



Figure 3 – MV Lady Geraldine



Figure 4 – Foundations for the ball mill

At the end of the reporting period total costs incurred to date were AUD$40.93M compared to the budgeted amount of AUD$41.10M. The total spent and committed to date is AUD$55.41M. The forecast total cost for the project is AUD$82.0M which includes the cost of purchasing the landing barge, MV Lady Geraldine which was not originally budgeted for but was purchased to allow the company to have full in-country control over PNG shipping and logistics for the development of the Simberi Oxide Gold Project. Cost increases for the period were for additional concrete for the aerial rope conveyor (Ropecon) pylons and increased freight costs based on an updated shipping schedule. It is felt that the current forecast cost estimate to completion has a high degree of confidence given that there are no major unexpected events.

Project progress by the various areas is as follows:

Engineering design	**83%**
• Mechanical design	87%
• Civil and Structural design	93%
• Electrical design	63%
• Drafting	74%
Procurement	**62%**
Construction	**30%**

Mechanical construction

Due to commence on site in April 2007

Electrical construction

Work has not commenced

Future milestones include:

• Completion of plant civil works	April 07
• Structural/Mechanical Contractor mobilised to site	April 07
• Deep Sea Tailings Placement system completed	June 07
• Plant Commissioning	September 07
• Aerial Rope Conveyor operational	January 08
• First Gold Pour	October 07

EXPANSION STUDY COMMENCED

Allied Gold has commenced an engineering study to determine the cost of expanding the plant throughput capacity from 2.2 to 3.0 million tonnes per year. The company is targeting to expand capacity by the end of 2008 thereby increasing annualised gold output from 84,000 ounces to well in excess of 100,000 ounces per annum.

EXPLORATION

PHASE 5 DRILLING ON SIMBERI ISLAND – ML 136 and EL 609

The following major capital drilling items were purchased during the quarter:

- One man-portable diamond drilling rig (DFM400)
- Associated drilling peripherals for DFM400
- One Morooka MST2000 for mounting the DFM400 drilling rig
- One Morooka MST800m for supporting the DFM400 man-portable drilling rig.

Parallel enquiries commenced regarding two multi-purpose UDR650 drilling rigs in Ghana that are available for purchase. One of these rigs has been purchased.

During the Quarter, exploration drilling ceased as the drilling contractor demobilised from site and a decision was made by Allied Gold to purchase its own drill rigs.

However, there was a substantial backlog of assays results in the system and this has taken until mid April to clear.

The most significant results were received from drilling on the Monun Creek prospect, in the valley approximately midway between the Sorowar and Pigiput deposits. Best results included:

- **13m at 4.20 g/t gold** from surface, including 1m at 11.35 g/t from 8m, in drill hole MN001
- **6m at 4.78 g/t gold** from 143m, also in MN001
- **9m at 6.52 g/t gold** from 104m, in RC1391DD
- **14m at 1.28 g/t gold** from 8m, in RC1383
- **13m at 1.21 g/t gold** from surface, in RC1388

Furthermore, routine continuous channel sampling of the bulldozed access road into the MN001 drill pad returned an intercept length of:

- **90m of 1.79 g/t gold**

The 5 metre composite samples assay details of this intercept are as follows:

Surface SampleID	East_TIG	North_TIG	Au (g\t)	Ag (ppm)
213447	44669.98594	209741.6463	1.49	0.3
213448	44668.52431	209736.8655	3.65	0.4
213449	44668.34991	209731.8716	4.33	0.3
213450	44669.29873	209726.9904	5.25	0.5
213451	44670.4064	209722.1925	1.29	0.5
213452	44672.35262	209717.6075	0.56	<0.2
213453	44673.744	209712.078	0.75	0.2
213454	44675.66798	209707.5454	1.66	0.3
213455	44675.49668	209702.6403	0.46	0.2
213456	44670.52254	209702.3796	0.72	0.2
213457	44665.9648	209704.3142	0.8	0.3
213458	44661.07407	209705.3538	2.93	0.4
213459	44656.20194	209706.3894	1.37	0.4
213460	44651.24601	209706.9979	2.44	0.3
213461	44646.30216	209707.6049	1.15	0.2
213462	44636.75601	209705.8397	1.17	0.4
213463	44637.45092	209700.8951	0.94	0.3
213464	44638.14678	209695.9438	1.23	0.3

When combined with the recently interpreted geophysical surveys in the region, these drill results indicate that Monun Creek most likely represents a southern extension of the Sorowar deposit, Simberi's largest single deposit with a total resource of 1.258 million ounces and ore reserves of 546,000 ounces of gold. The **strike extension is in the order of 250 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres.**

Additionally, Allied Gold also received some significant drill results from follow up drilling of the Pigicow prospect. Best results from this program include:

- **16m at 2.35 g/t gold** from surface, including 11m at 3.21 g/t from surface, in PC004
- **12m at 2.67 g/t gold** from 14m, as part of a broader 61m at 1.24 g/t from surface, in PC005
- **18m at 1.91 g/t gold** from 34m, in PC003

The results at Pigicow point to additional oxide and sulfide resources at this prospect.

Monun Creek Prospect

The Monun Creek prospect is located off the main topographic ridge and its spur lines, which have been the subject of previous concentrated drilling. It lies on a large geophysical anomaly to the south-east of the Sorowar deposit. Sorowar is Simberi's largest single deposit with a total resource (measured, indicated and inferred) of 1.258 million ounces containing ore reserves of 546,000 ounces of gold over its present measured strike length of approximately 700 metres.

The above mentioned channel sample intercept of 90m at 1.79 g/t, coupled with the 13m oxide drill intercept in MN001 and the interpretation of the results of the current ongoing geophysical surveys in the area, indicates that the Sorowar oxide deposit is likely to extend an additional strike length of 250 metres to the south-east to Monun Creek.

The following sketches depict the location of the Sorowar deposit relative to aerial magnetic and potassium channel radiometric anomalism. The magnetic 'lows' are the result of magnetite destruction caused by hydrothermal processes that are, in turn, also manifested as potassium alteration.

A substantial deep, horizontal tabular IP chargeability anomaly (indicative of disseminated sulfides) is currently being defined in the area. The general location of this feature is likewise depicted in these sketches, as are the general locations of drillhole MN001 and the road channel sample intercept:


B
44400mE
Extent of magnetic 'low'
A
SOROWAR PIT
PATAN
A1
210200mN
Extent of potassium alteration
Hole MN001
B1
Large extensive coincident chargeable and resistive body (open to NW and SE)

SKETCH PLAN - SOROWAR AREA (Not to scale)


A
SOROWAR DEPOSIT
SOROWAR EAST
A1
PATAN PROSPECT
Approximate sea level
Large extensive coincident chargeable & resistive body

SECTION A - A1 (E - W) POTENTIAL SULFIDE RESOURCE
Not to scale - sketch only


Possible 1000m extension
Extensive coincident magnetic 'low' and potassium alteration
Possible extension?
Extensive coincident magnetic 'low' and potassium alteration
B
B1
SOROWAR PIT
590,000 Ozs
13.6 Mt @ 1.36 g/t Au
Surface channel
90m @ 1.79 g/t Au
Monun Creek
Patan Prospect
Base of oxidization
13m @ 4.2 g/t Au
6m @ 4.78 g/t Au
SOROWAR RESOURCE
1,258,000 Ozs
37.1 Mt @ 1.05 g/t Au
Hole

SECTION B - B1 (NE - SW) - POTENTIAL OXIDE EXTENSION
Not to scale - sketch only

A complete list of drill results is tabulated below:

Monun Holes									
Hole	TIG Co-ordinates		Dip/Azi	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	Northing TIG mN	Easting TIG mE							
MN001	209689.02	44687.56	-60 / 90	0	300	300	0.37	0.46	OX,SU
				0	13	**13**	**4.20**	0.44	OX
			Incl.	8	9	**1**	**11.35**	0.40	OX
			And	0	12	**12**	**4.50**	0.47	OX
				22	26	**4**	**1.49**	0.10	SU
			Incl.	22	23	**1**	**4.60**	0.10	SU
				143	149	**6**	**4.78**	3.30	SU
			Incl.	143	148	**5**	**5.62**	3.84	SU
			And	143	144	**1**	**11.45**	5.60	SU
				179	180	1	0.85	2.00	SU
				190	191	1	0.52	0.30	SU
				228	229	**1**	**1.12**	1.10	SU
				277	278	1	0.75	0.50	SU
				293	294	1	0.54	0.50	SU
RC1383	209489.96	44383.5	-70/180	0	100	100	0.44	0.73	OX, SU, TR
				1	2	**1**	**1.00**	0.10	OX
				8	22	**14**	**1.28**	0.24	SU TR
			Incl.	9	10	**1**	**1.58**	0.10	SU
			And	13	14	**1**	**1.14**	0.10	SU
			And	17	22	**5**	**1.97**	0.10	SU
				44	45	1	0.57	0.50	SU
				53	58	5	0.50	2.30	SU
				78	80	2	0.71	1.15	SU
			Incl.	91	92	**1**	**1.94**	0.10	SU
				88	92	4	0.65	0.23	SU
RC1383DD	209489.96	44383.5	-70 / 180	100	180	80	0.31	4.03	SU
				138	143	5	0.57	9.34	SU
				153	156	**3**	**2.78**	14.70	SU
RC1385	209531.28	44265.11	-70 / 270	0	91	91	0.03	0.45	OX SU TR
RC1385DD	209531.28	44265.108	-70/270	91	236.5	145.5	0.20	0.82	SU
				112	114	2	0.64	0.85	SU
				118	121	3	0.58	0.57	SU
				131	132	**1**	**3.37**	1.60	SU
				179	181	**2**	**1.50**	2.25	SU
			Incl.	179	180	**1**	**2.45**	3.10	SU
RC1387	209488	44152	-75/270	0	91	91	0.07	1.00	OX, SU
				68	69	1	0.67	1.70	SU
RC1387DD	209488.09	44152.079	-75/270	91	282	191	0.17	1.84	SU
				216	218	2	0.59	15.70	SU
				221	224	3	0.45	2.73	SU
				228	229	1	0.54	1.30	SU
				259	260	1	0.56	12.00	SU
RC1388	209489.96	44383.5	-70/0	0	99	99	0.36	1.63	OX, TR, SU
				0	13	**13**	**1.21**	0.33	OX, TR
			Incl.	0	1	**1**	**1.05**	0.30	OX
			And	4	11	**7**	**1.59**	0.47	OX TR
				63	64	1	0.50	2.60	SU
				90	91	1	0.58	2.30	SU

Monun Holes									
Hole	TIG Co-ordinates		Dip/Azi	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	Northing TIG mN	Easting TIG mE							
RC1388DD	209489.96	44383.5	-70/0	99	280	181	0.30	3.25	SU
				107	109	2	0.55	4.60	SU
				174	175	1	0.57	2.00	SU
				179	180	**1**	**4.66**	5.70	SU
				186	193	7	0.70	6.43	SU
			Incl.	186	187	**1**	**1.04**	13.40	SU
				220	222	2	0.60	1.75	SU
				225	226	1	0.70	7.70	SU
				246	248	2	0.55	7.65	SU
				260	264	4	0.61	6.11	SU
				267	268	1	0.73	6.20	SU
				277	280	3	0.91	3.60	SU
			Incl.	278	279	**1**	**1.12**	4.30	SU
RC1391	209530.26	44265.257	-60/090	0	77	77	0.16	0.34	OX, TR, SU
				52	57	5	0.97	1.38	SU
			Incl.	53	55	**2**	**1.25**	1.85	SU
				75	76	1	0.57	1.30	SU
RC1391DD	209530.26	44265.257	-60 / 90	77	246	169	0.61	2.56	SU
				83	91	**8**	**1.52**	1.33	SU
			Incl.	83	89	**6**	**1.81**	1.38	SU
				104	113	**9**	**6.52**	4.83	SU
			Incl.	104	105	**1**	**19.40**	15.00	SU
			And	108	109	**1**	**13.75**	10.10	SU
				116	117	1	0.58	0.40	SU
				198	199	1	0.61	7.90	SU
				222	233	11	0.88	13.15	SU
			Incl.	223	225	**2**	**1.43**	8.85	SU
			And	231	232	**1**	**1.20**	27.80	SU

The location of the Monun Creek drill holes can be located on the following map:


PIGIPUT DEPOSIT &
MONUN CREEK
Drillholes
Recent Drillholes
Previous Drillholes
0
100
200
metres
209800 mN
209600 mN
209400 mN
209200 mN
209000 mN
208800 mN
44000 mE
44200 mE
44400 mE
44600 mE
44800 mE
MN001
N

Pigicow Prospect

The complete cut-off intercepts for Pigicow drill holes PC003, PC004, and PC005, within Mining Lease 136 are tabulated below, and the drill-hole locations are plotted on the map following this table:

Pigicow Holes									
Hole	TIG Co-ordinates		Dip/Azi.	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	Northing TIG mN	Easting TIG mE							
PC002	207781	43855	-60/030	0	141	141	0.46	0.60	SU
				0	14	**14**	**1.66**	0.93	OX
				25	27	2	0.89	0.25	SU
			Incl.	25	26	**1**	**1.10**	0.40	SU
				31	32	1	0.66	1.30	SU
				40	53	13	0.87	0.58	SU
			Incl.	44	53	**9**	**1.07**	0.73	SU
				60	61	1	0.59	0.10	SU
				69	74	5	0.87	0.52	SU
			Incl.	69	72	**3**	**1.24**	0.67	SU
				84	87	3	0.67	1.93	SU
				91	92	1	0.50	2.90	SU
				123	125	2	0.95	5.00	SU
			Incl.	123	124	**1**	**1.12**	5.80	SU
PC003	207942	43989	-60/043.5	0	120	120	0.43	0.84	OX, SU, TR
				0	1	1	0.68	0.10	OX
				34	52	**18**	**1.91**	3.73	SU
			Incl.	34	43	**9**	**1.98**	3.89	SU
			And	46	50	**4**	**3.14**	6.30	SU
				72	73	1	0.57	2.80	SU
				105	119	14	0.70	0.93	SU
			Incl.	112	115	**3**	**1.01**	1.30	SU
PC004	207722	44076	-60 / 30	0	30	**30**	**1.28**	0.12	OX SU TR
				0	16	**16**	**2.35**	0.14	OX SU TR
			Incl.	0	11	**11**	**3.21**	0.16	OX SU TR
			And.	14	15	**1**	**1.29**	0.10	SU
PC005	207967	44076	-60 / 30	0	61	**61**	**1.24**	0.32	OX SU TR
				4	11	**7**	**2.14**	0.13	OX
			Incl.	8	11	**3**	**4.14**	0.17	OX
				14	26	**12**	**2.67**	0.15	OX TR
				37	42	**5**	**3.05**	0.36	SU
			Incl.	38	42	**4**	**3.67**	0.40	SU
				50	54	4	0.90	0.50	SU
				53	54	**1**	**1.49**	0.40	SU
				58	60	**2**	**1.90**	0.30	SU
			Incl.	58	59	**1**	**3.06**	0.20	SU
RC1392	207705.61	44022.434	-60/225	0	80	80	0.09	0.14	OX, SU

Pigicow Holes									
Hole	TIG Co-ordinates		Dip/Azi.	From (m)	To (m)	Length (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	Northing TIG mN	Easting TIG mE							
RC1393	207866.044	43783.313	-60/255	0	80	80	0.06	0.11	OX, TR, SU
				0	1	1	0.50	0.10	OX
RC1394	207937.002	43674.472	-60/220	0	56	56	0.02	0.10	OX, TR, SU
RC1395	207959.134	44234.092	-60/225	0	80	80	0.03	0.39	OX, SU, TR
RC1396	208019.689	44142.759	-60/173	0	80	80	0.10	0.29	OX, TR, SU
				0	3	**3**	**1.17**	1.17	OX
			Incl.	0	1	**1**	**1.99**	0.30	OX
RC1397	208151.92	44168.356	-60/225	0	80	80	0.18	0.18	OX, SU
				9	11	**2**	**2.77**	0.10	SU
				21	23	2	0.79	0.25	SU
				29	30	1	0.83	0.70	SU
				34	35	1	0.57	1.50	SU
RC1398	208038.31	44145.826	-60/225	0	79	79	0.20	0.15	OX, SU
				2	6	**4**	**1.82**	0.10	SU
			Incl.	2	5	**3**	**2.19**	0.10	SU
				9	11	**2**	**2.09**	0.10	SU
			Incl.	10	11	**1**	**3.51**	0.10	SU


PIGICOW DEPOSIT
Drillholes
Recent Drillholes
Previous Drillholes
PC002
PC004
RC1392

TATAU ISLAND EXPLORATION PROJECT – EL 609

Auger sampling continued on Tatau Island, although progress was impeded by the onset of the wet season and the resultant high rainfall. Exploration efforts on Mining Lease 136 on Simberi Island also were prioritised. Induced polarisation (IP) survey work on Tatau Island is due to occur during the June quarter.

EXPLORATION FORWARD PROGRAM

During the forthcoming quarter, there is likely to be a hiatus of exploration drilling results as newly purchased and identified for purchase drilling equipment is transported to site. Once the drill rigs are mobilised to site resource definition drilling will concentrate on Simberi sulphides and follow up drilling from the highly encouraging results received from Monun Creek

The sulphide drilling will be concentrated primarily on the Pigiput deposit and will follow a drill plan recommended by Golder Associates that entails a phased approach with 37 holes totalling 6,000 metres in Phase 1 and 87 holes totalling 15,000 metres in Phase 2.

Follow up drilling on the Monun Creek prospect will continue to test the extent of possible strike extensions of mineralisation accessed from the Sorowar pit.

Large-scale reconnaissance IP surveys will also be resumed during the forthcoming Quarter, with one unit operating over ML136 and EL609 on Simberi. A second IP unit will be deployed to EL609 on SW Tatau where a new and substantial chargeability anomaly was previously discovered in the December quarter. Preparations will also be made for similar large-scale

reconnaissance IP surveys at both the northern and southern ends of Big Tabar Island preparatory to the drilling of the Fotombar/Tupinda and Banesa prospects, respectively.

CORPORATE

CASH AND SECURITIES ON ISSUE

At 31 March 2007, Allied Gold Limited had AUD$18.6 million cash in hand. In addition net funds from the share placement of AUD$12.4 million were received subsequent to the March quarter. This represents 10 cents per Allied Gold Limited share.

The company completed a placement of 40,800,000 ordinary shares at AUD$0.32 per share to raise AUD$13,056,000 before expenses on 28 March 2007. The placement was made to institutional clients of UK based Mirabaud Securities Limited and the funds are being used to acquire three drilling rigs and to enhance Allied's exploration program.

There were also 8,333 shares issued during the quarter, on conversion of listed options. Additionally, 1,250,000 unlisted options exercisable at $0.50 and 750,000 unlisted options exercisable at $0.80 expiring 31 December 2008 were issued as employee incentives.

Current issued securities comprise:

- 312,870,860 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)
- 22,103,850 options exercisable at $0.20 expiring 30 June 2007 listed on the ASX
- 3,000,000 unlisted options exercisable at $0.30 and 2,000,000 unlisted options exercisable at $0.40 expiring 30 June 2007
- 4,210,000 unlisted options exercisable at $0.50 and 750,000 unlisted options exercisable at $0.80 expiring 31 December 2008

DIRECTOR APPOINTMENTS

During the quarter, Allied Gold appointed two new directors.

On 25 January Mr J Grant Brock was appointed as an Executive Director of the company whilst maintaining his role held since October 2006 as the Chief Operating Officer.

On 9 March Mr Anthony C Lowrie was appointed as a Non Executive Director of Allied Gold. Mr Lowrie is currently a managing director in ABN AMRO Bank, based in London and brings to the company considerable corporate and finance experience.

DIVESTMENT OF RED DAM PROJECT

The company divested its Red Dam project to Carbine Resources Limited (Carbine) in March 2007. In the process Allied Gold became Carbine's largest shareholder with 4,020,000 million shares, equivalent to 13.82% of that company's issued capital.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).